Please note that this letter and other documents are in draft form, and do not reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June […], 2021

VIA EDGAR TRANSMISSION

Mr. Quinn Kane
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Rockefeller Climate Solutions Fund (S000072137)

Dear Mr. Kane,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 11, 2021 regarding the Trust’s Post-Effective Amendment No. 761 (“PEA No. 761”) to its registration statement, filed on behalf of its series, the Rockefeller Climate Solutions Fund, (the “Fund”). PEA No. 761 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on March 26, 2021 for the purpose of registering the Fund as a new series of the Trust. The Trust is filing this PEA No. […] (“PEA No. […]”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

The Trust’s responses to your comments are as follows:

Prospectus – General Comments

1.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of PEA No. [...].

2.Staff Comment: Please confirm that the Fund will submit a 485BXT filing until all staff comments are resolved.

Response: The Trust responds by confirming that a 485BXT filing will be submitted until all staff comments are resolved.

3.Staff Comment: Please update the EDGAR series and class identifiers for the Fund when the ticker symbol is available.

Response: The Trust responds by making the requested revisions.

4.Staff Comment: Please note that all comments made in one location are applicable to all similar disclosure appearing elsewhere in the Prospectus.

Response: The Trust responds by confirming that, where the staff has made a comment in one location, the Trust has updated all similar disclosure appearing elsewhere in the Prospectus.

5.Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by supplementally confirming that the Fund is neither advised by nor sold through an insured depositary institution.

6.Staff Comment: Please explain if there will be an N-14 filing for the Reorganization or supplementally explain why a Form N-14 is not required to be filed pursuant to Rule 145 regarding the net transfer of assets.

Response: The Trust responds by supplementally confirming that it does not intend to file a Form N-14 to solicit shareholder approval of the Reorganization. The instructions to Form N-14 provide that Form N-14 is to be used by all management companies registered under the Investment Company Act for the purpose of registering securities in a transaction of the type specified in Rule 145(a) of the Securities Act. Because the Predecessor Fund is not a registered management company, but rather a private fund that is not registered with the SEC, it is the Trust’s view that it is not required to solicit shareholder approval via Form N-14.

7.Staff Comment: Please explain supplementally how the Fund is complying with Section 17 of the Securities Act of 1933 regarding the transfer of assets.

Response: The Trust responds by supplementally noting that the Fund will be acquiring all of the assets of the Predecessor Fund pursuant to a plan of conversion (the “Plan”). The Plan provides that the conversion will be effected in accordance with the Registrant’s Procedures Relating to the Processing of In-Kind Purchases, which incorporates the requirements of the GuideStone Financial (December 27, 2006) no-action letter. Under the terms of the Plan, the Predecessor Fund will transfer of all of its assets to the Fund in exchange for Institutional Shares of the Fund. The Plan provides that the Private Fund will discharge all of its liabilities and obligations prior to the date of conversion. Consistent with the requirements set forth in the GuideStone Financial no-action letter:

•The Fund will be a shell portfolio as of the time of the conversion;

•The in-kind securities accepted by the Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

•The Predecessor Fund will transfer all of its portfolio securities at the time of the conversion to the Fund;

•The Predecessor Fund and the Fund will follow the Trust’s valuation procedures and thus will use the same procedures for determining the values of the securities held by the Predecessor Fund and the amount of shares to be issued;

•Any security to be transferred by the Predecessor Fund for which a value from an independent pricing service is not available will be valued at fair value;

•The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

•The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

•The Adviser, consistent with its fiduciary duties, will disclose to the independent trustees of the Trust the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the conversion to facilitate the ability of the independent trustees to evaluate and approve the conversion; and

•The Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the conversion.

Prospectus – Fees and Expenses of the Fund

8.Staff Comment: Footnote 3 to the Fees and Expenses table of the Fund shows an operating expense limitation agreement in effect until “at least […], 2023”. To show the effect of this waiver, it must be in place for at least one year from the date of the Prospectus. Please confirm supplementally that the waiver will be in effect for at least one year from the date of the Prospectus.

Response: The Trust confirms supplementally that the operating expense limitation agreement will be in effect for at least one year from the date of the Prospectus.

9.Staff Comment: Footnote 3 to the Fees and Expenses table of the Fund suggests that the Adviser cannot terminate the operating expense limitation agreement after the first year. Please clarify and confirm that the expense limitation agreement can only be terminated by the Board even after the initial term.

Response: The Trust responds by making the requested revision and supplementally noting that, as stated in the operating expense limitation agreement, the agreement “may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of [the] Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust.”

10.Staff Comment: Footnote 3 states excluded expenses may be greater than 1.25%. Please reconcile with the 1.00% limit stated in the prior sentence.

Response: The Trust responds by making the requested revision.

11.Staff Comment: Include the expense example header.

Response: The Trust responds by making the requested revision.

12.Staff Comment: Please revise the statement in the narrative disclosure preceding the Fund’s Expense Example chart to clarify that fees may be applicable whether holding or redeeming shares of the Fund.

Response: The Trust responds by making the requested revision.

Prospectus - Principal Investment Strategies

13.Staff Comment: Please provide a definition of climate change mitigation and describe the Fund’s criteria regarding whether a company is offering climate change mitigation or adaption products and services (i.e., a company receiving 50% or more of its income or assets from climate change mitigation or adaption products and services).

Response: The Trust responds by making the requested revision.

14.Staff Comment: If real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), and interests in other investment companies and exchange-traded funds (“ETFs”) are principal investment strategies of the Fund, please add REIT, MLP and ETF risks to Items 4 and 9 or remove the references.

Response: The Trust responds by adding risk disclosure regarding investments in REITs, MLPs and other investment companies and ETFs.

15.Staff Comment: Please disclose the risks associated with the Energy sector as part of the discussion of the MLPs and supplementally explain the extent of the Fund’s investments in MLPs engaged in the Energy sector.

Response: The Trust responds by making the requested revisions and supplementally submits that it may invest in MLPs engaged in renewable and alternative energy sources consistent with its investment objectives and policy.

16.Staff Comment: If American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) are principal investment strategies of the Fund, please add corresponding disclosure in response to Items 4 and 9 or remove the references.

Response: The Trust responds by making the requested revisions.

17.Staff Comment: In the second paragraph, please explain what “high conviction” is in plain English.

Response: The Trust responds by removing the disclosure referenced above.

18.Staff Comment: In the first sentence of the second paragraph, please remove “but not limited to”.

Response: The Trust responds by making the requested revision.

19.Staff Comment: Disclose how the Adviser determines when to buy and sell investments as required by Item 9(e)(2). The discussion in response to Item 9 should be a more fulsome disclosure of the Fund’s investment strategy and should discuss the Adviser’s methodology for buying and selling investments, but should not be duplicative of the disclosure responding to Item 4.

Response: The Trust responds by making the requested revisions.

20.Staff Comment: Please describe the criteria the Fund uses when determining whether a company is offering climate change mitigation or adaption products and services.

Response: The Trust responds by making the requested revisions.

21.Staff Comment: Please explain in more detail the potential investments identified due to the Adviser’s relationships with climate focused organizations and industry collaborations.

Response: The Trust responds by making the requested revision.

22.Staff Comment: Please include non-diversification to the strategy discussion.

Response: The Trust responds by confirming that the Fund will be managed as a “diversified” investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and removing the Non-Diversification Risk disclosure accordingly.

23.Staff Comment: Please disclose in the strategy discussion the sectors in which the Fund may invest.

Response: The Trust responds by making the requested revision.

24.Staff Comment: In the third sentence of the fifth paragraph, please clarify to state whether other investment companies in which the Fund may invest are counted for purposes of meeting the Fund’s policy to invest 80% of its net assets in equity securities of companies offering climate change mitigation or adaption products or services.

Response: The Trust responds by adding disclosure clarifying that the Fund’s investments in other investments companies and ETFs that invest in equity securities of companies offering climate change mitigation or adaptation products and services are counted for purposes of meeting the Fund’s 80% policy, as described above.

Prospectus – Principal Risks

25.Staff Comment: In the Non-Diversification Risk disclosure, please include “under the Investment Company Act” and add the Non-Diversification Risk disclosure in response to Item 9.

Response: The Trust responds by confirming that the Fund will be managed as a “diversified” investment company under the 1940 Act and removing the Non-Diversification Risk disclosure accordingly.

26.Staff Comment: Please add large-capitalization companies risk in response to Items 4 and 9 if it is a principal risk of the Fund, or explain why such risk disclosure is not necessary.

Response: The Trust responds by making the requested revision.

27.Staff Comment: Please add preferred stock risk in response to Items 4 and 9 if it is a principal risk of the Fund.

Response: The Trust responds by making the requested revision.

28.Staff Comment: Please add real estate risk in response to Item 4.

Response: The Trust responds by making the requested revision.

29.Staff Comment: Please add risk disclosure regarding the Industrial and Utilities sectors in response to Items 4 and 9 if they are a principal risk of the Fund, or explain why such disclosure is not necessary.

Response: The Trust responds by making the requested revision with respect to the Industrials sector and removing references to the Utilities sector.

30.Staff Comment: Foreign Securities Risk may be more appropriate under hedging or in conjunction with Hedging Risk. Please also provide or expand on Currency Risk.

Response: The Trust responds by adding additional disclosure under Currency Risk. However, the Trust respectfully declines to move Foreign Securities Risk under Hedging Risk or combine the two risk disclosures as the Trust believes that the current Foreign Securities Risk and Hedging Risk disclosures are appropriate.

31.Staff Comment: Under Hedging Risk, please provide more fulsome disclosure on the effect that the lack of hedging may have on the value of shares. Please also reconcile the strategy and risk disclosure made in response to Items 4 and 9 relating to hedging.

Response: The Trust responds by reconciling the disclosures in the strategy and risk sections of Items 7 and 9 regarding hedging and adding disclosure on the effect that the lack of hedging may have on the value of shares.

32.Staff Comment: Please explain supplementally why Illiquidity Risk is included or remove.

Response: The Trust responds by confirming that illiquid investments are not expected to represent a material portion of the Fund’s investment portfolio and removing the Illiquidity Risk disclosure accordingly.

33.Staff Comment: Please add Emerging Markets Risk disclosure and remove references to emerging markets from Foreign Securities Risk disclosure.

Response: The Trust responds by making the requested revision.

Prospectus - Performance

34.Staff Comment: Supplementally, please describe the background of the Predecessor Fund, including when and why the Predecessor Fund was created, and state that the Adviser to the Fund was also the investment adviser to the Predecessor Fund for the entire performance period shown. Additionally, please state whether the Adviser managed any other funds that were materially equivalent to the Predecessor Fund and whether any of these funds were subsequently converted to registered investment companies and if not, please explain why these funds were not converted to registered investment companies. Please also explain why the Predecessor Fund was chosen to be reorganized into a materially equivalent fund that has similar performance of the Predecessor Fund. Lastly, please state whether the Predecessor Fund transferred substantially all of its portfolio securities or only a portion of its assets to the Fund and state whether the Adviser believes the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Response: The Trust responds supplementally that the Predecessor Fund was created for the purpose of providing an investment vehicle through which individual and institutional investors could invest in a portfolio consisting primarily of equity investments in global companies across the market capitalization spectrum focusing on climate change mitigation or adaptation products and services. The Trust also responds supplementally by confirming that the Adviser was the investment adviser to the Predecessor Fund for the entire performance period shown in the Prospectus. The Adviser has not managed any other pooled investment vehicles with an investment strategy that is materially equivalent to the principal investment strategy of the Fund. The Predecessor Fund was chosen to be reorganized into the Fund because it offered a lower initial minimum investment for the investment strategy as compared to a separately managed account structure offered by the Adviser. The Predecessor Fund intends to transfer substantially all of its portfolio securities to the Fund. The Adviser believes the Predecessor Fund could have complied with Subchapter M of the Code.

35.Staff Comment: Supplementally, please describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement for the Fund was filed, and whether such changes were made in anticipation of the Predecessor Fund’s conversion into a registered investment company. Please also discuss any change to the level of assets or redemption or transfers to another person or fund for cash infusion of the Predecessor Fund within a one-year period prior to the date the registration statement for the Fund was filed. If any investments in the Predecessor Fund were redeemed within one year of the date the registration statement for the Fund was filed, please explain whether such investors were able to invest in a fund with a similar investment strategy to the Predecessor Fund.

Response: The Trust responds by supplementally noting that no material changes were made to the Predecessor Fund’s investment strategy and that there were no significant changes to the level of assets of the Predecessor Fund (subscriptions, redemptions, transfers) within the one-year period prior to the date the registration statement for the Fund was filed. The Trust also supplementally notes that the Predecessor Fund’s assets grew from $36 million to $96 million within the one-year period prior to the date the registration statement for the Fund was filed. The Trust also responds by supplementally confirming that the Adviser did not offer another product in the U.S. with a similar investment strategy to the Predecessor Fund within one year of the date of the Fund’s registration statement.

36.Staff Comment: Please supplementally confirm that, because the Predecessor Fund was not a registered investment company, it was not subject to certain investment restrictions, diversification requirements or other restrictions applicable to registered investment companies under the 1940 Act or Subchapter M of the Code.

Response: The Trust responds by supplementally confirming that the Predecessor Fund was not subject to certain investment restrictions, diversification requirements or other restrictions applicable to registered investment companies under the 1940 Act or Subchapter M of the Code.

37.Staff Comment: Please disclose how the performance figures will be calculated for the period following the Reorganization (e.g., GIPS® or something else).

Response: The Trust responds that the Predecessor Fund’s performance return for purposes of GIPS® compliance was calculated in accordance with GIPS® standards but that such calculation is not necessarily consistent with Form N-1A’s instructions for calculating performance return. Accordingly, the Trust included the following disclosure in the Prospectus: “After the Reorganization, the Fund’s performance will be calculated using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Predecessor Fund.”

38.Staff Comment: Please add that the performance of the Predecessor Fund has not been restated to reflect the estimated fees and fee waivers or expense limitations applicable to each class of shares except to reflect the maximum sales load for Class A shares of the Fund. Also state that if the performance of the Predecessor Fund had been restated, the performance would have been lower. Please also supplementally confirm that gross fees and expenses of the Predecessor Fund are shown.

Response: The Trust responds by making the requested revisions. The Trust also supplementally confirms that gross fees and expenses of the Predecessor Fund are shown in the performance figures.

39.Staff Comment: For the avoidance of doubt consider modifying references to “substantially similar” to “materially equivalent”.

Response: The Trust responds by making the requested revision.

40.Staff Comment: Please represent supplementally that the Fund has the records necessary to support the performance of the Predecessor Fund disclosed in the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Trust responds supplementally that the Adviser has the records necessary to support the calculation of the Predecessor Fund’s performance disclosed in the Prospectus.

41.Staff Comment: Please state that the bar chart does not reflect sales charges and that returns would have been lower had sales charges been reflected.

Response: The Trust responds by making the requested revision.

42.Staff Comment: Please supplementally identify the broad-based securities market index the Fund intends to use as a benchmark.

Response: The Trust notes that information regarding a broad-based securities market index is not required by Form N-1A until such time as the Fund has completed a full calendar year of operations. Consequently, the Trust respectfully declines to add the requested information at this time.

Prospectus - Investment Strategies, Risks and Disclosure of Portfolio Holdings

43.Staff Comment: Under “Changes in Investment Objective”, in the sentence regarding a change to the policy please state the actual investment strategy as indicated below in Principal Investment Strategies.

Response: The Trust responds by making the requested revision.

SAI – Investment Restrictions

44.Staff Comment: With respect to Fundamental Investment Restriction No. 2, please add language stating what type of borrowing is permitted under the 1940 Act.

Response: The Trust responds by adding the following disclosure to the narrative after the Fundamental Investment Restrictions section in the SAI:

“With respect to Fundamental Investment Restriction No. 2, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets (including the amount borrowed) from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes.”

45.Staff Comment: Remove “except as noted” and instead reference the Fund’s actual 80% policy.

Response: The Trust responds by making the requested revision.

46.Staff Comment: Please state the Fund’s policy as it pertains to concentration.

Response: The Trust responds by directing the staff to the Fund’s concentration policy as stated in the SAI.

SAI - Proxy Voting Procedures

47.Staff Comment: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies; or explain supplementally why such disclosure is not necessary

Response: The Trust responds by revising the summary of the Adviser’s proxy voting policy in the SAI to include a description of the approach to relevant ESG issues.

SAI – Financial Statements

48.Staff Comment: Please include the audited Schedule of Investments pursuant to Article 12 of Regulation S-X.

Response: The Trust responds by including the audited Schedule of Investments.

Part C

49.Staff Comment: Please revise Item 28 of the Part C to indicate that a Consent of Independent Registered Public Accounting Firm of the Predecessor Fund will be filed.

Response: The Trust responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

__________________________________

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers